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CohnReznick
ADVISORY • ASSURANCE • TAX

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
Pragma LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pragma LLC, a limited liability company (the "Company") and a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, identified the following provisions required by 17C.F.R. §240.17a-5(d)(1) and (4) under which the Company claimed an exemption pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 (the "exemption provisions") and (2) Pragma LLC stated that the Company met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release No. 34-70073.

CohnReznick LLP

New York, New York
February 27, 2023



February 27, 2023

Pragma LLC's Exemption Report

Pragma LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Salvatore Giardina, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
   DocuSigned by:
   Salvatore Giardina
   1BB79094D73548A...
   Chief Financial Officer